THE SECURITIES OFFERED HEREUNDER ARE SPECULATIVE IN NATURE. INFORMATION CONCERNING THE RISKS INVOLVED MAY BE OBTAINED BY REFERENCE TO THIS DOCUMENT; FURTHER CLARIFICATION, IF REQUIRED, MAY BE SOUGHT FROM THE AGENT OR AN ADVISER REGISTERED UNDER THE SECURITIES ACT.

TSX VENTURE EXCHANGE
SHORT FORM OFFERING DOCUMENT
(the “Offering Document”)

Dated: October 6, 2003	Effective Date: October 8, 2003

AMERICAN BONANZA GOLD MINING CORP.
(the “Corporation”)(TSX Venture: BZA)
Suite 1606-675 West Hastings Street
Vancouver, British Columbia, V6B 1N2

$1,500,000 (Minimum)
$2,000,000 (Maximum)

OFFERING OF UP TO 7,142,858 UNITS AT A PRICE OF $0.28 PER UNIT

Agent
Canaccord Capital Corporation
2200 – 609 Granville Street
Vancouver, British Columbia V7Y 1H2

This Short Form Offering Document (the “Offering Document”) qualifies for distribution up to 7,142,858 units (the “Units”) of the Corporation at a price of $0.28 per Unit (the “Offering”). Each Unit consists of one Class “A” common voting share in the capital of the Corporation (a “Common Share”) and one half of a non-transferable Common Share Purchase Warrant (a “Warrant”). Each whole Warrant will entitle the holder to acquire one additional Common Share (a “Warrant Share”) for a period of two years from the date of issuance at a price of $0.35 per Warrant Share. See “Plan of Distribution”.

	Number of Units	Price to Public	Agent’s Commission(1)	Net Proceeds to the Corporation(2)
Per Unit	1	$0.28	$0.0196	$0.2604
Total Offering Minimum Maximum	5,357,142 7,142,858	$1,500,000 $2,000,000	$105,000 $140,000	$1,395,000 $1,860,000

(1)
The Corporation has agreed to pay Canaccord Capital Corporation (the “Agent”) a cash commission equal to 7% of the gross proceeds of the sale of Units and an administration fee of $7,500. The Agent will also be issued 220,000 Units upon closing of the Offering as a corporate finance fee. The Corporation will pay all of the expenses incurred by the Agent in connection with the Offering.

The Corporation has also agreed to grant to the Agent, upon closing of the Offering, an option (the “Agent’s Option”) to acquire that number of Common Shares as is equal to 10% of the number of Units sold pursuant to this Offering and under the same terms as those in the offering. See “Plan of Distribution”.

(2)	After deducting the Agent's commission but before deducting expenses of the Offering, estimated at $60,000 including filing, listing and administration fees.

The securities offered hereunder are speculative in nature. Securities offered by this Offering Document are being offered under an exemption from the prospectus requirements. Purchasers may not receive all of the information required by or have all of the rights available to a purchaser under a prospectus. Information concerning the risks involved may be obtained by reference to this Offering Document; further clarification, if required, may be sought from the Agent or an advisor registered under the Securities Act (Alberta) (the “Alberta Act”) or the Securities Act (British Columbia) (the “BC Act”)(collectively, the “Acts”).

The Offering is subject to a minimum subscription level.

Neither the TSX Venture Exchange Inc. (the “Exchange”), nor any securities regulatory authority has in any way passed upon the merits of the securities offered under this Offering Document.

Subscribers for Units hereunder will be required to pay commissions at the rates charged by their brokers.

The Agent, as agent, conditionally offers these Units subject to prior sale, if, as and when issued by the Corporation, and accepted by the Agent in accordance with the conditions contained in the Agency Agreement referred to in the section entitled “Plan of Distribution”.

The information provided in this Offering Document is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this Offering Document. These documents must be read together with this Offering Document in order to provide full, true and plain disclosure of all material facts relating to the securities offered by this Offering Document. The documents listed below are not contained within, or attached to this Offering Document, and will be provided by the Corporation, at no charge, upon request. Alternatively, the documents may be accessed by the reader of the Offering Document at the following locations:

Documents Incorporated by Reference	Date of Document	Location where document may be accessed and Date of Filing
The audited consolidated financial statements of the Corporation and notes thereto for the years ended December 31, 2002 and 2001	May 12, 2003	SEDAR website www.sedar.com May 20, 2003
The unaudited consolidated financial statements of the Corporation and notes thereto for the three months ended March 31, 2003	May 30, 2003	SEDAR website www.sedar.com May 30, 2003
The BC Form 51-901F (management discussion and analysis) for the three months ended March 31, 2003	May 30, 2003	SEDAR website www.sedar.com May 30, 2003
The unaudited consolidated financial statements of the Corporation and notes thereto for the six months ended June 30, 2003	August 27, 2003	SEDAR website www.sedar.com August 28, 2003
The BC Form 51-901F (management discussion and analysis) for the six months ended June 30, 2003	August 27, 2003	SEDAR website www.sedar.com August 27, 2003
Annual Information Form for fiscal year ended December 31, 2002.	May 20, 2003	SEDAR website May 20, 2003
Technical report and certificate of qualification from G.F. McArthur, P. Geo.	September 8, 2000	SEDAR website May 2, 2002
Consent letter from G.F. McArthur	May 24, 2002	SEDAR website May 24, 2002

Documents Incorporated by Reference	Date of Document	Location where document may be accessed and Date of Filing
Technical report and certificate of qualification from Mine Development Associates	October 26, 2000	SEDAR website May 2, 2002
Consent letter from Mine Development Associates	April 16, 2002	SEDAR website May 2, 2002

Any Subsequently Triggered Report will be deemed to be incorporated by reference into this Offering Document. A Subsequently Triggered Report means a material change report filed by the Corporation no later than 10 days after a material change under applicable securities laws as a result of a material change that occurs after the date this Offering Document is certified but before the purchaser enters into an agreement of purchase and sale. The documents incorporated by reference herein contain meaningful and material information relating to the Corporation and prospective subscribers for Units should review all information contained in this Offering Document and the documents incorporated by reference before making an investment decision.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Offering Document to the extent that a statement contained in this Offering Document or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Offering Document, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of documents incorporated herein by reference may also be obtained, upon request, without charge from the Corporate Secretary of the Corporation at Suite 1606 – 675 West Hastings Street, Vancouver, British Columbia V6B 1N2 (telephone (604) 699-0023).

Registrar and Transfer Agent for the Corporation’s Securities:
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia, V6C 3B9

PLAN OF DISTRIBUTION

The Offering

The Corporation, through the Agent, hereby offers up to 7,142,858 Units at the offering price of $0.28 per Unit. Each Unit consists of one Class “A” common voting share of the Corporation (a “Common Share”) and one half of a non-transferable Common Share Purchase Warrant (a “Warrant”). Each Warrant may be exercised to acquire one additional Common Share (a “Warrant Share”) for a period of two years from the Closing (as defined below) at an exercise price of $0.35 per Warrant Share.

The Offering will be made in accordance with the rules and policies of the Exchange and will take place on a day, as determined by the Agent and the Corporation within 60 days from the date of acceptance of this Offering Document by the Exchange (the “Offering Day”). The settlement date for this Offering when the Units are issued by the Corporation upon receipt of payment in full (the “Closing”) will take place on the day which falls five business days after the Offering Day. This distribution is being made only to residents of British Columbia and Alberta and such other jurisdictions where the Units may lawfully be sold. The Warrants will contain, among other things, provisions for appropriate adjustment of the class, number and price of shares issuable pursuant to any exercise thereof upon the occurrence of certain events including any subdivision, consolidation or reclassification of the Common Shares of the Corporation, the payment of stock dividends or the reorganization or amalgamation of the Corporation.

The Offering is subject to a minimum subscription of 5,357,142 Units.

Appointment of Agent

Pursuant to an agreement dated September 22, 2003 as amended October 6, 2003 (the “Agency Agreement”) between the Corporation and the Agent, the Agent has agreed to act as the Corporation’s agent to offer for sale, on a commercially reasonable efforts basis, the Units offered herein subject to the terms and conditions of the Agency Agreement. The Agent may, but is not obliged to, purchase any of the Units. The Agent will receive a cash commission of 7% of the gross proceeds of the Offering, a corporate finance fee of 220,000 additional Units (each consisting of one Common Share and one Warrant at an exercise price and under the same terms as the Warrants forming part of the Units of the Offering), $7,500 as an administration fee, and will be granted a non-transferrable option (the “Agent’s Option”) to acquire that number of Common Shares as is equal to 10% of the number of Units issued under this Offering, at an exercise price and under the same terms as the Warrants forming part of the Units, for a period of two years following the Closing.

The Agent will solicit subscriptions for Units only in the provinces of Alberta and British Columbia and such other jurisdictions where the Units may lawfully be sold. The Agent reserves the right to offer selling group participation, in the normal course of the brokerage business to selling groups of other licensed brokers and investment dealers who may or may not be offered part of the commission or the Agent’s Option. The purchasers of any Units under the Offering will be required to pay commissions at the rates charged by their brokers.

The Agent may terminate its obligations under the Agency Agreement at any time before the Closing if, among other things, there is an occurrence of any nature which, in the opinion of the Agent, seriously affects or will seriously affect the financial markets, the business of the Corporation or the ability of the Agent to perform its obligations under the Agency Agreement or an investor’s decision to purchase the Units. The Agent may also terminate its obligations under the Agency Agreement if the Units cannot, in the opinion of the Agent, be profitably marketed due to the state of the financial markets.

The Corporation has granted the Agent a right of first refusal to provide future equity financing to the Corporation for a period of 12 months from the Closing.

There are no other payments in cash, securities or other consideration being made, or to be made, to a promoter, finder or any other person or company in connection with the Offering. The directors, officers and other insiders of the Corporation may purchase Units from the Offering.

The “Professional Group” (defined as a group consisting of the Agent; any employee, partner, officer, director and affiliate of the Agent; and any associated party of all such persons or companies or the Agent) beneficially own 1,737,727 Common Shares of the Corporation and warrants to purchase 623,270 Common Shares.

Exemption

The Units in this Offering are being distributed pursuant to:

(a)
in British Columbia, BC Instrument 45-509, entitled “Short Form Offerings of Listed Securities and Units by Qualifying Issuers” (the “BC Instrument”), which provides an exemption from the prospectus requirements of the BC Act and the rules and the regulations thereto (the “BC Securities Rules”); and

(b)
in Alberta, Alberta Blanket Order 45-507, entitled “Offerings by CDNX Short Form Offering Document” (the “Alberta Blanket Order”) of the Alberta Securities Commission which provides an exemption from the prospectus requirements of the Alberta Act and the rules and regulations thereto (the “Alberta Securities Rules”).

In order to rely on the exemptions provided in the BC Instrument and the Alberta Blanket Order (collectively, the “Instruments”), the following provisions will apply to the Offering:

(a)
the number of Common Shares distributed by the Corporation under the Offering when aggregated with the Common Shares of the Corporation distributed under all Short Form Offerings during the 12 month period prior to the date of this Offering Document, may not exceed either:

	(i)	the number of Common Shares issued and outstanding immediately before the Corporation distributes Units under this Offering Document; or

(ii)
the number of Common Shares issued and outstanding immediately before the Corporation issued Common Shares under a Short Form Offering Document that was completed during the 12 month period immediately preceding the date of this Offering Document;

(b)
the gross proceeds of the Offering, when added to the gross proceeds from all Short Form Offerings (excluding the proceeds from the exercise of any warrants included therein) completed during the 12 month period immediately preceding the date of this Offering Document, may not exceed $2,000,000;

(c)
pursuant to the Instruments, if the aggregate acquisition cost of the Units to any purchaser exceeds $40,000 (the “Threshold Amount”) then any Units purchased by that purchaser in excess of the Threshold Amount will be subject to a four month hold period;

(d)
all Units acquired by a purchaser who is, at the time of Closing, an insider or promoter of the Corporation, the Agent, or a member of the Professional Group (a “Designated Hold Purchaser”), will be subject to a hold period which will run for four months from the date of Closing;

(e)	pursuant to the Instruments, no more than 50% of the Units sold hereunder may be subject to the four month hold period; and

(f)	no Purchaser may purchase more than 20% of the Offering.

For purposes of this Offering Document:

I.
“Professional Group” means a group comprised of a person or company registered or required to be registered under the securities legislation (other than a director, officer, partner, or sales person) (a “registrant”) and any or all of the following persons or companies:

	A.	any person or company registered or required to be registered under securities legislation to trade on behalf of the registrant;

	B.	any person or company performing corporate finance services on behalf of the registrant;

	C.	partners of the registrant;

	D.	employee securityholders of the registrant; and

	E.	associated parties of any person or company described in items (a) through (d) above or of the registrant.

USE OF PROCEEDS

As at September 20, 2003, the Corporation had working capital of approximately $2,110,500. The net proceeds of this Offering after deduction of the Agent’s commission and the estimated costs of the Offering ($60,000 including filing, listing and the Agent’s administration fees) are estimated to be $1,335,000 (in the case of the Minimum Offering) and $1,800,000 (in the case of the Maximum Offering) which will be used for the following purposes, in order of priority:

	Maximum	Minimum
Use of Net Proceeds	Offering	Offering
Copperstone Project

Complete 30,000 feet (maximum offering, or 20,000 feet if only the minimum offering is sold) of development drilling from
surface to increase confidence level of the known resources and
convert resources to reserves (1)	$1,000,000	$660,000
Complete 6,000 feet of underground core drilling to convert the
D-Zone resource to a reserve (2)	300,000	300,000
Brascan Partial Prepayment (3)	135,000	97,000
General Working Capital Purposes (4)	365,000	278,000
Total	$1,800,000	$1,335,000

(1)	See “Copperstone Property – Proposed Program” below.
(2)	See “Copperstone Property – Proposed Program” below.
(3)	See “Corporate Information - Brascan Loan” below.
(4)	Any proceeds from the exercise of warrants or options will also be added to the Corporation’s working capital.

Note that the Corporation’s working capital balance includes a deduction for the current and final portion of the Brascan Loan totalling US$550,000 (CDN$755,000) due in March 2004, which was incurred to fund the acquisition of the remaining 75% of the Copperstone project not already held. See “Corporate Information - Brascan Loan” below.

BUSINESS OF THE CORPORATION

The Corporation is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade gold properties primarily located in the Great Basin of the American Southwest. The Corporation holds interest in two mineral exploration projects (the Pamlico and Gold Bar projects in Nevada) and one development project (the Copperstone Project in Arizona).

The Corporation conducts its exploration and development activities independently as well as through option or earn-in arrangements. These arrangements are structured in such a way as to allow a third party an ability to earn an interest in a project by funding exploration expenditures on the Corporation’s projects over a period of time. Typically, the partner may earn up to a 50 % interest on a vest in basis over a period of time with the Corporation retaining a back-in right to increase its interest by way of reimbursing exploration expenditures on a predetermined basis.

The Corporation directly employs four individuals and engages professional consultants as required.

Copperstone Property

G e n e r a l

The Corporation holds a 100 per cent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995, renewable by the Corporation for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 per cent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 per cent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

The Corporation acquired 75 per cent of its interest in the Copperstone mining property from Arctic Precious Metals Inc. (“APMI”), a subsidiary of Royal Oak Mines, recently, in a transaction which was subject to a lengthy US Bankruptcy Court process. APMI has assigned its lease on the Copperstone property to the Corporation so as to bring the Corporation’s interest in the Copperstone mining property from 25 per cent to 100 per cent, subject only to the existing lease and royalty arrangements. This acquisition was funded by a loan of US$1,100,000 from Trilon Financial Corporation, now called Brascan Financial Corporation (see “Corporate Information - Brascan Loan” below). The Brascan Loan is fully secured against the assets of the Corporation. Under the Brascan Loan, the Company has agreed to cause all proceeds of the sale of gold or gold bearing ores etc. to be first paid to Brascan in respect of amounts due. As a result of the Corporation’s public offering completed on June 10, 2002 the Corporation paid Brascan US$12,800 on July 2, 2002 as a partial principal repayment of the loan outstanding. On March 4, 2003 the Corporation repaid US$537,200 to satisfy its remaining repayment obligation in 2003 pursuant to the loan agreement.

Under an agreement with Centennial Development Corporation (“CDC”) in February 2002 for the underground mining, exploration and extraction of mineralized materials from the D-Zone, the Corporation has agreed to pay a net smelter royalty of three per cent from the proceeds of the first 50,000 tons that may be extracted from the D-Zone of Copperstone, subsequent to the repayment of the Brascan Loan. In addition, US$70,000 of the initial proceeds from the Copperstone project will go to CDC following the repayment of the Brascan Loan.

In October 2002, the Corporation entered into a mining services agreement with an underground mining contractor ("Mining Contractor") for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor earned a three per cent net profits royalty interest from proceeds of the first 50,000 tons that may be extracted from the D-Zone of Copperstone.

Mine Development Associates (“MDA”) has prepared a technical report on the Copperstone Project, La Paz County, Arizona in accordance with National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1. The scope of the MDA report included a review of pertinent technical reports and data in possession of the Corporation relative to the general setting, geology, project history, exploration activities and results, methodology, quality assurance, and interpretations. MDA visited the property, took samples, reviewed published and unpublished reports, and reviewed and modified the exploration plan. Most of the data addressed in the report was presented to MDA by the Corporation and/or was done by previous workers and including the MRDI Report described below which was included in the MDA Report. MDA believes the data to be reliable, but has not made a rigorous analysis of the procedures or results.

The MDA Report also refers to and includes as an appendix a report by MRDI-Canada (“MRDI”), currently a subsidiary of AMEC plc, which conducted scoping level studies for the Corporation in

February 1999. The MRDI report was completed prior to the enactment of National Instrument 43-101 and was prepared by MRDI Canada, an independent mining engineering consulting firm. The report was prepared to industry standards and is relevant and reliable today, as it was in 1999. MRDI did not independently verify the sample data. The MRDI resource estimate is based on a geological model provided by the Corporation and an inverse distance weighting to the power 3 block model (IDW3). Gold grades were capped at 2.5 opt gold in the C zone and 4.7 opt gold in the D zone. A 0.00 opt gold block cut-off grade was used for the total resource estimate. The tonnage factor applied was 10.7 cu.ft/ton. The assay database supplied to MRDI contains 30,391 assays from 586 exploration and ore outline drill holes completed during the period 1980 to 1998. A subset of this database containing 71 drill holes with 253 associated assays has been used in this scoping study to develop the geological and resource model of the C and D zones in the Northwest High Grade Zone. According to MRDI, the Copperstone Gold Project Geological Resource has been classified into Measured, Indicated and Inferred Resources based upon the level of confidence according to what was then the proposed The Toronto Stock Exchange’s guidelines using the drilling grid spacing and continuity of mineralization as determined through the geological and geostatistical review of the data.

Management is of the opinion that these classifications, based on what was then The Toronto Stock Exchange’s guidelines which subsequently became National Instrument 43-101, with some minor modifications, are materially in compliance with National Instrument 43-101. The mineral resources disclosed are not mineral reserves and have not yet have demonstrated economic and commercial viability.

The MDA and MRDI Reports were filed on SEDAR on May 2, 2002 and available at www.sedar.com.

The following is summary information as contained in the MDA Report:

L o c a t i o n    a n d    A c c e s s

The Copperstone property is located in La Paz County, Arizona, United States of America. The closest communities are Quartzite, located 16 km to the south and Parker, located 40 km to the north. Phoenix is 106 km east of the Copperstone property. The property is accessible from Phoenix on Interstate 10 to Quartzite and Route 95 from Quartzite. A 5 km unpaved mine road connects the property to Route 95.

T i t l e

The Copperstone property consists of 284 contiguous un-patented Federal mineral claims comprising 5,680 acres. The land is under the jurisdiction of the United States Bureau of Land Management (BLM). The Patch Living Trust (“PLT”) of Scottsdale, Arizona owns the title to the 284 mineral claims. In June 1995, the Copperstone property was leased from PLT by APMI for a 10 year term and is renewable at the option of the lessee. The annual claim fees payable to the BLM are approximately US$30,000. An annual US$30,000 advance royalty is payable to PLT under the terms of the lease and is subject to a 1 per cent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 per cent as price of gold increases to over US$551 per ounce).

Geology

Copperstone occurs within the “Basin and Range” province of the south-western USA. The regional geology is strongly influenced by Tertiary age detachment faults and younger high angle normal faults. The Copperstone gold deposit is related to the Moon Mountain or Copper Peak detachment fault. Gold mineralization at Copperstone occurs principally within the moderate to low-angle Copperstone Fault which has been interpreted to be a listric fault associated with the underlying Moon Mountain detachment fault. Gold occurs as native flakes within fault breccia, gouge and shear zones related to the faulting. The wall and host rocks are typically Triassic sediments and Jurassic quartz latite volcanics. Gold is commonly associated with hematite, chlorite, quartz, manganese oxide and copper oxide mineralization.

M i n i n g    H i s t o r y

During the period 1987 to 1993, Cyprus Minerals (“Cyprus”) operated a 2,500 tons per day open-pit mine at Copperstone that produced approximately 500,000 ounces of gold from the Copperstone fault. The mine was closed at the economic limit of open-pit mining. Total mine production was 6,000,000 tons at a grade of 0.11 ounces/ton (3.8 g/t) gold. Gold recovery for the life of the mine was 89 per cent. The strip ratio of the pit was 10:1. Cyprus drilled 496 reverse circulation and 73 core holes for a total of 569 holes. Following the mine closure in 1993, Cyprus reclaimed the tailings pond and removed the Carbon-in-Pulp mill. Office, shop and warehouse facilities remain at the site. Furthermore, the 69 kv power line and substation remains in service, together with the three water wells with a 200 hp pumping capacity.

P a s t    W o r k    P r o g r a m s

Santa Fe Pacific leased the Copperstone property for one year beginning in 1993 and drilled 12,500 feet in 17 wide spaced reverse circulation holes to explore for new gold mineralization. One hole (DCU-08) intersected significant mineralization (0.65 ounces per ton of gold over 15 feet) in the footwall of the Copperstone Fault. This hole was not followed-up and the lease was terminated in 1994. APMI drilled 28,330 feet in 33 surface holes on the property between 1995 and 1997. The main objectives of this drilling were to test for deep, down-dip extensions of the Copperstone Fault below the open-pit and the strike extension of the fault to the north of the open-pit. This drilling resulted in the discovery of high grade gold mineralization on-strike to the north of the open-pit (the “D zone”) and down-dip to the northeast (the “C zone”). The Corporation and APMI entered into the Copperstone joint venture agreement in August, 1998. The Corporation subsequently drilled 10,000 feet in 15 core holes to further define the gold mineralization in the C and D zones. This drilling program was subject to quality control and quality assurance procedures established jointly with MRDI Canada. On completion of the drilling program, MRDI was retained to complete an independent scoping study of a new underground mine in the C and D zones. The MRDI study was completed in February, 1999.

M R D I     S c o p i n g     S t u d y

The MRDI scoping study evaluated the underground mine development of only the C and D zones, and calculated an Indicated resource containing 892,000 tons grading 0.32 opt gold (285,700 ounces of gold) and an Inferred resource containing 1.19 million tons grading 0.35 opt gold (423,000 ounces of gold) using capped grades.

Within the above mentioned resource MRDI, on a preliminary basis, evaluated the economics of mining mineralized material which is most available to underground workings from a portal site at the North end of the open pit. MRDI calculated a diluted, recoverable resource included in the mine design plan of 827,400 tons at a cut and capped grade of 0.56 opt gold (459,500 ounces gold).

To study this diluted, recoverable resource included in the mine design plan, economic mining cut-off grades were based on a gold price of $300 per ounce, a milling recovery of 90 per cent and estimates of operating costs were determined for each zone and varied from about 0.25 to 0.30 opt gold. A planned daily processing rate of 520 tons per day was used. The resources available for mining are based on the material within a geologic grade envelope of 0.10 opt gold and greater, and having overall diluted grades greater than the calculate cut-off grades. The resource for each zone has been factored for 95 per cent mining recovery and 10 per cent mining dilution at a grade of 0.08 opt gold. Material excluded from the mining plan includes that with diluted grades less than 0.25 opt gold, totalling about 474,000 tons at a grade of 0.183 opt gold, and that in the hanging wall zones which is based on limited drill hole data and totals about 105,000 tons at a grade of 0.998 opt gold.

MRDI designed a 520 ton per day underground mine plan at the scoping level for the C and D zones. The plan is based on selective drift and fill mining from a decline developed from the base of the open-pit. The mill design incorporates crushing and grinding circuits, a gravity concentrator and cyaninde tank leaching with Carbon-in-Pulp gold recovery. A 90 per cent gold recovery has been assumed on the basis of Cyprus historical data.

Capital costs are estimated at US$22.5 million, including direct costs of US$14.7 million and indirect costs of US$7.9 million. The average mine life operating costs is estimated to be US$74.52 per ton of ore processed. This total includes mining costs of US$39.64 per ton, processing costs of US$25.21 per ton and General and Administrative costs of US$9.67 per ton. Annual gold production in year one is forecast to be 156,000 ounces and 72,000 ounces in years two to five. A pre-tax cash flow analysis of the proposed mine development, assuming a gold price of US$300 per ounce, indicates the following estimated project economics:

•	Cumulative Cash Flow	US$ 32 million
•	Net Present Value @ 10% discount	US$ 18 million
•	Discounted Cash Flow Rate of Return	45.4%
•	Capital Payback	1.2 years
•	Cash Cost of Production	US$149 per ounce gold

These project economics are most sensitive to changes in mine grade, metallurgical recovery and gold prices.

C u r r e n t     W o r k     P r o g r a m

As of the date of this Short Form Offering Document, the Corporation has completed only a portion of its current work program at the Copperstone Project in Arizona. As announced on July 14, 2003, underground drilling has commenced. The drill will produce NQ size core, which is large by underground drilling standards. This large diameter core is well suited to the bonanza grades present in the D-Zone and will provide large samples for assay in order to obtain the most reliable assays possible. Extensive core drilling from the underground station will provide detailed data which management believes will be sufficient to refine the D-Zone resource estimation into reserve-level definition. The drilling will also aid in stope design and will test the limits of the high grade gold mineralization at the D-Zone. Drilling is scheduled to continue until sufficient data has been collected for reserve estimation.

In May 2003, the Corporation completed an underground decline (sloping tunnel) which now extends from the northern end of the Open Pit over 2,000 feet to the north, intersecting the southern portion of the D-Zone high grade mineralized target. The results from the underground channel sampling program are summarized below.

North of gridline 1,047,470 North, (please refer to the plan view diagram) a total of 42 channel samples were collected from face and rib exposures during the mining of eight rounds covering 80 linear feet. The channel sampling is designed to characterize the mineralization of various rock types. All samples contain gold, and sample values range to a high of 11.5 opt gold and average 1.2 opt gold; a complete listing of the assay results is provided in the table below.

Significant multi-ounce channel samples include 4.5 feet grading 9.1 opt gold, 1.5 feet grading 11.5 opt gold, 6.4 feet grading 4.1 opt gold, 9.5 feet grading 4.1 opt gold, 2.1 feet grading 3.6 opt gold, 2.1 feet grading 3.2 opt gold, and 5.1 feet grading 2.9 opt gold.

Underground channel sampling confirms the gold mineralization in the initial drill hole within the D-Zone encountered by the underground development. Drill hole C96-19 is a core hole drilled from surface that lies within the D-Zone, about 80 feet North of the southern margin of the D-Zone. Drill hole C96-19 represents the Corporation’s initial target within the D-Zone and contains 10 feet grading 5.3 opt gold. Channel sampling from the same mining round that exposes drill hole C96-19 in the back of the underground workings (about 5 feet south of drill hole C96-19) returned values of 9.5 feet grading 4.1 opt gold, 4.5 feet grading 9.1 opt gold, and 4 feet grading 1.9 opt gold – which confirms the very high gold content of drill hole C96-19, with locally higher grades.

As expected, routine channel sampling south of gridline 1,047,470 North (south of the D-Zone) did not return significant gold assays as this area lies outside of the D-Zone target area. A comprehensive panel sampling program designed to characterize the gold grade of the mineralized horizons has begun, and design of an assay protocol tailored for very high grade samples has been completed, which examined the performance of metallic screen fire assays, multi-assays, and/or large assay charges up to 5 assay ton charges. Future sampling will focus on panel samples using the very high grade assay process.

AMERICAN BONANZA
COPPERSTONE PROJECT
D - ZONE PROGRESS
AT JUNE 16, 2003
- Plan View -
Open
13.3' @ 4.905 opt
incl. 5' @ 12.01 opt
Open
A98-3
10' @ 0.079 opt
A98-11
C97-27
CS-106
Outline of
D - Zone
Target Area
A98-15
20' @ 1.976 opt
incl. 5' @ 6.27 opt
C97-24
20.2' @ 0.452 opt
incl. 9.2' @ 0.642 opt
A98-2
Planned
Drill Holes
A98-1
Open
20
C97-26
10.6' @ 0.754 opt
incl. 6.4' @ 1.122 opt
A98-13
C97-34
10' @ 5.342 opt
C96-19
Open
Drill Station #1
Recently
Completed
Channel Samples:
80 feet @ 1.2 ounces
of Gold per ton
(previously announced)
A98-4
1,047,470 North Line
A98-5
20.5' @ 0.63 opt
incl. 4' @ 1.5 opt
Outline of
Completed
Decline Advance
18.5' @ 0.243 opt
incl. 5' @ 0.66 opt
CSD-9
40' @ 0.251 opt
incl. 10' @ 0.566 opt
CS-74
CSR-114
N
W
E
S
0
40 Feet

The underground workings at Copperstone now extend over 2,000 feet northward from the portal site (surface entrance of the decline) at the northern end of the Copperstone Open Pit and provide access to the D-Zone mineralization.

The underground plan map of the D-Zone provides a current picture of progress at the D-Zone. The Corporation has established an effective stabilization program for local difficult ground conditions and schedules accordingly.

Intensely sheared, altered and replaced rock has been encountered in the decline within the D-Zone. Alteration is consistent with alteration visible in the very high grade intervals in the core holes previously drilled from surface which currently define the D-Zone.

Surface drilling indicates that the Copperstone Fault in the D-Zone is thought to be from ten (10) to forty (40) feet thick; none of the channel sampling to date tests the true thickness of the target zone. The decline has been designed to intersect the Copperstone Fault in the D-Zone at the mineralized interval within drill hole C96-19. In other areas, the high grade portions of the Copperstone Fault may be above or below the decline and will be defined by underground core drilling.

In June, 2003, a cross cut driven westward was completed, establishing an underground drill station. An underground core drilling rig was mobilized to Copperstone during July, 2003. Extensive core drilling from underground will locate and define the grade profile of the Copperstone Fault in the D-Zone.

A summary of assay results from the channel samples is as follows, presented generally from North to South, with grades over 0.1 opt gold highlighted for convenience:

Channel Sample Number	Sample Length (feet)	Gold Grade (opt Au)	Channel Sample Number	Sample Length (feet)	Gold Grade (opt Au)
North end of sampling, adjacent to DH#C96-19
9077	9.5	4.07	1718	2.7	0.41
9078	4.0	1.90	1719	2.8	0.55
9079	4.5	9.09	1720	2.8	0.04
1761	2.1	0.15	1716	1.7	0.20
1759	5.1	2.86	1721	0.5	0.14
1758	2.7	0.34	1762	2.1	3.58
1754	5.6	0.31	1740	1.5	11.54
1756	0.5	0.06	1741	2.5	0.58
1757	2.6	0.07	1742	1.0	0.08
1732	1.8	0.02	1743	1.6	0.01
1733	1.4	0.01	1710	6.4	4.12
1734	2.0	0.01	1696	2.7	0.15
1735	1.4	0.42	1695	2.6	0.29
1736	1.1	0.17	1691	2.9	0.06
1737	5.0	0.07	1692	3.0	0.27
1738	3.1	0.13	1694	2.8	0.03
1739	3.2	0.05	1693	3.1	0.09
1729	1.9	0.02	1687	4.1	0.03
1728	2.2	2.68	1688	1.8	0.23
1727	4.6	0.93	1689	2.8	0.30
1717	2.1	3.22	1686	1.1	0.03
			South end of sampling: 1,047,470 North

D e t a i l e d    I n f o r m a t i o n    a b o u t    C u r r e n t    P r o g r a m

The Copperstone gold mineralization occurs within a package of sedimentary and volcanic rocks, in northwest striking, moderate to shallow dipping fault zones, principally the Copperstone Fault. Intensely sheared, altered and replaced rock characterizes the Copperstone Fault in the vicinity of the D-Zone. Alteration consisting of intense hematite and magnetite replacement, chloritization and silicification has been observed in the Copperstone Fault underground and is consistent with alteration visible in the very high grade intervals in the core holes previously drilled from surface which currently define the D-Zone.

Gold mineralization is restricted to these fault zones, with little to no gold mineralization present in the wallrocks. Future exploration and development efforts will target these mineralized faults to follow up along strike and dip from the current results and previously drilled mineralization.

Mining services were provided by a mining contractor, Merritt Construction Company of Kingman Arizona, under direct supervision of the Corporation's personnel. The current heading is designed to be 11 feet wide by 12 feet high. The sampling and assaying were conducted by the Corporation personnel under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101.

The channel samples were collected by the Corporation's personnel at the face of each mining round, and were selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Because the channel sampling was designed to characterize the gold mineralization of various rock types, some samples were collected specifically to confirm that some particular rock types do not contain gold.

The channel samples were collected at assorted orientations, and generally are perpendicular to the feature characterized. Because the Copperstone Fault dips gently to the east, many channel samples were collected from a near vertical channel.

The channel samples average 2.8 feet in length, with a minimum of 0.5 feet and a maximum length of 9.5 feet. Sample sizes range between 10 and 20 pounds, averaging 15 pounds. True thickness of the Copperstone Fault at the D-Zone is thought to be from ten (10) to forty (40) feet thick from surface drilling, and none of the channel sampling to date tests the true thickness of the target zone. Approximately five samples were collected from the face and rib of each mining round (predominantly the samples were collected from the face). The general spacing of samples is as follows: approximately five samples were collected at each face, and spacing between the mining faces averages ten feet.

The channel samples were bagged, labelled and tied at the Copperstone project site by the Corporation's personnel. Reference samples for each interval were collected and stored in plastic bags. Geologic information was recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance.

Samples were collected at the end of each day and stored in a secure facility at the Copperstone project site. Two or three times weekly the Corporation's personnel transported the samples to America West Airlines’ airfreight desk at the regional airport at Lake Havasu City, Arizona.

America West Airlines transported the samples to the airport in Reno, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada received the samples and took custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the channel samples were dried, crushed to –10 mesh, pulverized to –150 mesh, split to 1,000 gram pulps, fire assayed for gold and silver using 1- and 2-assay ton fire assay with a gravimetric finish. All samples greater than 0.100 opt, standards, and blanks were submitted to additional labs for verification. A total of 42 channel samples were sent for assay, and a total of 75 additional check assays were performed on these samples (for a total of 117 individual assays for these channel samples); the very high grade samples were thoroughly checked. An additional routine 27 duplicate, standard and blank assays were performed.

Check assays were submitted to BSI-Inspectorate, Sparks, NV and Chemex Labs, Sparks, NV for 2-assay ton gold analysis. Both labs are ISO 9002 certified. AAL or the Corporation's personnel delivered the samples to the check labs.

F u t u r e    W o r k    P r o g r a m

The next stage of evaluation is comprised of further work programs required to complete a bankable feasibility study. The work required to complete this study includes surface and underground drilling to establish proven and probable mining reserves, metallurgical testing of a bulk ore sample, environmental and geo-technical studies and detailed estimates of the capital and operating costs.

Planned underground core drilling, drifting, cross-cutting and sampling will provide detailed assay and geologic data describing the D-Zone. This detailed data is planned to be sufficient to refine the D-Zone resource estimation into reserve-level definition. This work comprises the next stage of underground work at Copperstone, and has already begun. Following completion of this work, if the results warrant, the Corporation will be obtaining an updated independent technical report in accordance with Canadian National Policy 43-101.

P r o p o s e d    P r o g r a m

The Corporation intends to use proceeds of the Offering to conduct a modified version of the work program set out in the MDA Report, as follows (the numbers may not add up exactly due to rounding):

Copperstone Underground Drilling Summary Budget	Maximum Offering	Minimum Offering
Approx. 6,000 feet of drilling underground
(approx. $50/foot of underground core)	300,000	300,000
Total Cost	$ 300,000	$ 300,000

Management estimates that this work will take approximately 6-8 months from Closing, although it could be delayed slightly if there is heavy rain at Copperstone. Management’s rationale for this program is based on all the compiled data from Copperstone and 3-D modelling. This work is designed to demonstrate the economic viability of the D-Zone of Copperstone, and to provide additional underground infrastructure. Additionally, the Corporation intends to use proceeds of the Offering to conduct additional surface drilling as follows (the numbers may not add up exactly due to rounding):

Copperstone Surface Drilling Budget	Maximum Offering	Minimum Offering
Approx. 30,000 feet (maximum offering) or 20,000 feet
(minimum offering) of drilling from surface
(approx.$33/foot total cost)	$ 1,000,000	660,000
Total Cost	$ 1,000,000	$ 660,000

Management estimates that this work will take approximately 6-8 months from Closing, although it could be delayed slightly if there is heavy rain at Copperstone. Management’s rationale for this program is based on all compiled data and 3-D modelling, and this part of the work program is designed to follow up high grade drill results to attempt to increase the potential of the project.

N e v a d a    E x p l o r a t i o n    P r o j e c t s

On September 27, 2002 the Corporation's subsidiary, Bonanza Explorations Inc., entered into an Option Agreement with American Nevada Gold Corp. (“American Nevada”), a company listed on the TSX Venture exchange. Under the terms of the Option Agreement, American Nevada was granted an option to earn a 50 per cent interest in both the Pamlico and Gold Bar properties (the “Properties”) for the following consideration:

(a)	Cash consideration totalling $107,500 (paid);

(b)	Issuance of 800,000 common shares of American Nevada with 300,000 common shares to be issued in Year 1 (issued), and 250,000 common shares to be issued in each of Year 2 and 3; and

(c)	Payment to the Corporation of $3.6 million for exploration by the Corporation as operator over the three year period, as follows: Year 1- $500,000 (paid); Year 2 - $1,100,000 and Year 3 – $2,000,000.

American Nevada has decided not to proceed with its Year 2 obligations and will retain a 5 per cent interest in both the Pamlico and Gold Bar properties subject to standard dilution provisions.

Pamlico

The Pamlico project in Nevada is comprised of 63 patented and unpatented claims covering 5 square kilometres which are prospective for gold.

G e n e r a l

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a cash payment of US$150,000 was also made. On November 12, 2003 the final cash payment of US$675,000 is due. The property is subject to a 1 per cent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

G.F. McArthur, P.Geo. (“McArthur”), an independent consulting geologist of Vancouver, British Columbia prepared a report dated September 8, 2000 (the “McArthur Report”) on the properties which the Corporation acquired in the “Bonanza Acquisition” in late 2000, prepared in accordance with National Instrument 43-101, Companion Policy 43-101 CP and Form 43-101 F(1) Standards of Disclosure for Mineral Projects. Following is a summary of the McArthur Report on the Pamlico property.

G e o l o g y

The Pamlico property is located in south central Nevada within the Walker Lane mineral trend. The Pamlico property covers numerous historic shafts and adits and work-to-date has confirmed the existence of high-grade gold mineralization. Pamlico has several drill targets ready to test. Pamlico has already been drill-tested by the Corporation (including its subsidiaries) and high-grade mineralization (greater than 34 g/t or 1 opt) has been intersected in drilling.

L o c a t i o n    a n d    A c c e s s

The Pamlico property is located in Mineral County, 15 kilometres ESE of Hawthorne, Nevada. It is accessible by vehicle travelling 16 kilometres east on US 95, then 13 kilometres SSW on four-wheel-drive dirt roads.

R e g i o n a l    G e o l o g y

The Pamlico property lies within the Walker Lane structural mineral trend. The Pamlico project is underlain by folded and imbricately thrusted Paleozoic eugeoclinal shales and cherts or miogeoclinal carbonates. Mesozoic and Cenozoic volcanic and sedimentary rocks occur locally as erosional remnants. Minor Mesozoic and Cenozoic plutonic rocks intrude these older sequences locally at Pamlico.

P r e v i o u s    W o r k    a t    P a m l i c o

At Pamlico, only one company has done any modern work. Cimarron Minerals Ltd. (formerly Cactus West) completed a program of geological mapping, rock sampling and Mag/ VLF and IP geophysical surveys. They drilled 50 reverse circulation holes totalling 4738 metres (15,545 feet) on geological, geochemical and geophysical targets. The Cimarron drill holes contained a small number of 1.5 metre (5 foot) intervals grading 8.2 to 58.3 g/t (0.24 to 1.7 opt) gold within predominantly unmineralized wallrock. The American Mines Handbook (1998) gives a resource estimate by Cimarron of “indicated partially drilled resource” of 45,000 ounces gold in 900,000 tons averaging 0.05 opt gold.

These historic resource estimates are viewed by the Corporation as mineralized zones representing three-dimensional gold geochemical anomalies. These anomalies are used to focus the Corporation’s exploration efforts onto high-grade underground mineable targets, versus the previous emphasis of exploration which targeted low-grade bulk mineable mineralization.

C o r p o r a t i o n ’ s    P a s t    W o r k    a t    P a m l i c o

The Corporation has completed a program comprising regional and detailed geological mapping, surface rock sampling (1,353 samples), soil sampling (638 samples) and underground mapping and sampling (385 samples). The data were digitized and entered into the Corporation’s GIS model and Vulcan 3-D model to guide the drilling program. Targeted areas were tested by 16 reverse circulation drill holes totalling 1,692 metres (5,550 feet).

Of the approximately 300 old workings on the property, about 50 were extensive enough to warrant underground mapping in addition to sampling. A number of high results were returned from the Central Mine and the Main Zone areas, consequently follow-up detailed underground mapping and sampling focussed on these two areas.

In the Central Mine area, nine channel samples from the B Zero Adit returned values averaging 20 g/t gold with four of the samples having higher results (67g/t, 34 g/t, 31.5 g/t and 22.3 g/t gold). The gold-bearing vein strikes northerly and dips moderately to the east. It averages 0.5 metres thick but locally exceeds 1 metre in thickness. Two adjacent areas returned high gold values from vein sampling. One area, 45 metres away, had gold values of 19.9 g/t and 6.2 g/t; the other, 180 metres distant, returned values of 60 g/t and 29.5 g/t gold.

In the Main Zone area, numerous adits and shafts indicate this was the primary historic mining centre producing approximately 50,000 ounces of gold. The Central Mine and Main Zone areas were the focus of the Corporation’s drilling. In the Main Zone, drilling targeted known productive veins approximately 90 metres down dip from the historic workings. Eight holes were drilled along a 230 metre, roughly linear, fence. Three holes encountered narrow veins approximately 0.6 metres thick, grading 42 g/t, 134 g/t and 700 g/t gold. The first intercept represents a previously unknown vein while the latter two intercepts represent the down dip extension of the known productive veins.

The Central Mine B-Zero target area is near the centre of the property, approximately 1.6 kilometres northeast of the Main Zone. The Corporation drilled five holes in a roughly square pattern on 150 metre centres. This preliminary drilling returned discouraging results with no significant gold values and little vein material. It is presently thought that the holes were drilled into a faulted out block. Three additional holes were drilled 400 metres to the west on a 200 metre linear fence to test a second area of veining. These holes also returned discouraging results.

Corporation’s    Current    Work    at    Pamlico

In February 2003 the Corporation, as operator, completed an early-stage drilling program totalling 1,608 feet in eight holes, and was designed to confirm and expand mineralization encountered previously in the underground workings in the Central Mine Area and in underground workings and previous drilling in the north end of the Main Zone.

Encouraging results of 55.5 grams per tonne (1.62 ounces of gold per ton) over 1 metre (3 feet) and 95.6 grams per tonne (2.79 ounces of gold per ton) over 0.3 metre (1 foot) were obtained. Given the early stage of the exploration drilling, these results are considered encouraging. Four distinct mineralized structures were targeted and all four were encountered by the drilling, with two structures returning significant mineralization as described above. Several intervals testing structures did not return high grade gold, but contain anomalous gold grades between 1.0 g/t gold and 0.5 g/t gold which suggests potential for these structures in other areas.

The Pamlico gold mineralization occurs within a package of sedimentary and volcanic rocks, in silicified faults, epithermal quartz veins and silicified brecciated lithologic contacts. Future drilling will target these mineralized structures to follow up along strike and dip from these current results and previously drilled mineralized zones. The Pamlico veins and mineralized faults occur along Walker Lane faults and are typically moderately dipping, curviplanar, and locally braided. Silicification is the most prevalent wallrock alteration. Gold mineralization is restricted to these structures, with little to no gold mineralization present in the wallrocks. As a result, all eight drill holes were pre-drilled with a reverse circulation drilling rig and the Main Zone structural targets were then drilled with a HQ core drilling rig. A total of 1,120 feet of reverse circulation was drilled, along with a total of 488 feet of “spot” core drilled through the target zones.

Drilling services were provided by an international drilling contractor, Layne Christensen Company of Chandler Arizona. The drilling and assaying were conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101. The upper portions of the drill holes in the Main zone were completed by reverse circulation drilling with the deeper target zones drilled by core. Drilling in the Central Mine consisted of only reverse circulation drilling. The drilling contractor under direct supervision of the Corporation's personnel performed downhole surveys. A standard digital multi-shot survey tool provided acceptable accuracy in measuring dip and azimuth attitudes.

The drill holes in the Main zone were located adjacent to reverse circulation holes drilled by the Corporation in 1999. Surveyed underground workings were used to position drill holes in the Central Mine area. Drilling in the Main Pamlico Mines area targeted known productive veins about 90 metres (300 feet) down-dip from the deepest working in the area. The five holes were drilled from two drill pads, and were designed to encounter target structures between 10 and 20 metres along strike from previously know data points. The two high grade intercepts were encountered in this area. These Main Zone veins remain open to expansion along strike and dip. The Central Mine target area is approximately 1.6 kilometres (1 mile) northeast of the Main Pamlico Mines target area. The Corporation drilled three holes in a roughly triangular pattern on average 35 metre (100 feet) spacing. This preliminary drilling in the Central Mine target area returned low grade gold values, although silicified fault structures were encountered.

The reverse circulation samples were bagged, labelled and tied at the drill site. Reference samples for each interval were collected and stored in plastic chip trays. Geologic information was recorded on standardized logging forms which included color, rock type, alteration, mineral species and abundance. Samples were collected on 5 (1.5m) or 2 ½ foot (.75m) intervals.

Prior to geological logging and splitting of the HQ core, geotechnical data was collected including RQD and interval recovery. Core recoveries were generally good. The drill core was logged for lithology, mineralization, alteration, and structural features using standardized logging forms. Sample intervals were marked using aluminium tags and permanent marker, and sample intervals were selected on a geological basis. Drilled interval lengths are slightly longer than true thicknesses and are near true thicknesses because the holes were drilled at high angles to the target structures. The core was brushed/washed and photographed prior to sample analysis.

Samples were collected at the end of each day and transported by Bonanza Explorations personnel to a locked storage facility in Hawthorne, Nevada. The samples were picked up from the storage facility by American Assay Laboratories (AAL) in Sparks, Nevada. AAL is ISO /IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

Both core and drill cuttings were dried, crushed to –10 mesh, rotary split to 1,000 grams, pulverized to –150 mesh, split to 350 gram pulps, fire assayed for gold and silver using 2-assay ton fire assay with gravimetric finish. All samples greater than 0.100 opt, drill rig duplicates, standards, and blanks were submitted to additional labs for verification. A total of 173 drill samples were sent for assay, and an additional 86 duplicate, standard and blank assays were performed. The range of gold values reported from the drill samples varied from below detection levels to 95.6 g/t with an average of 1.02 g/t, and high grade samples were thoroughly checked.

Check assays were submitted to BSI-Inspectorate, Sparks, NV and Chemex Labs, Sparks, NV for 2-assay ton gold analysis. Both labs are ISO 9002 certified. AAL or the Corporation's personnel delivered the samples to the check labs.

A summary of the drill results from all holes drilled are as follows:

Drill Hole Number	Hole Length (feet)	Azimuth	Dip	From – To (feet)	Interval Length (feet)	Gold Grade (opt)	Gold Grade (g/t)
Pam02-1	272	195	-45	49.7 – 54.3	4.6	0.028	1.0
				60.5 – 63.5	3	1.62	55.5
				92.5 - 101	8.5	0.024	0.8
				118 - 121	3	0.025	0.9
Pam02-2	237	204	-64	40 - 65	25	0.028	1.0
				95 - 115	20	0.023	0.8
Pam02-3	210	195	-65	85 - 100	15	0.014	0.5
				180.5 – 181.5	1	2.79	95.6
Pam02-4	239	184	-60	No Significant Mineralization Encountered
Pam02-5	240	180	-85	No Significant Mineralization Encountered
CM02-1	125	0	-90	95 – 102.5	7.5	0.058	2.0
CM02-2	150	194	-55	No Significant Mineralization Encountered
CM02-3	135	115	-71	No Significant Mineralization Encountered

Several undrilled high quality targets are present on the Pamlico property, and exploration efforts currently focus on refining drill targets in these areas and compilation of the new drill data and modeling to evaluate these targets and plan future drilling to explore new targets and follow up these recent results.

Gold Bar

The Gold Bar project in Nevada comprise 70 patented and unpatented claims covering 5 square kilometres which are prospective for gold.

G e n e r a l

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 per cent net smelter royalty capped at US$1,000,000 on future production.

Following is a summary of the McArthur Report on the Gold Bar properties which management considers current as the Corporation has not yet completed its current drilling program

The Gold Bar properties are located in the Battle Mountain/Eureka mineral trend in east-central Nevada and cover a past-producing bulk tonnage gold mine with 485,000 oz of historic production. Historic reserves (now characterized as subeconomic resources) in place at Gold Bar have most recently been quoted at 6.1 million tons grading 0.082 opt by Atlas Corporation and its subsidiaries (collectively “Atlas”). Several drill targets are ready to test, including the 150,000 ounce Millsite-Gold Bar Pit area (as estimated by Granges). Numerous other economically interesting areas exist on this historic producer.

L o c a t i o n    a n d     A c c e s s

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. They are accessible by vehicle, travelling 33 kilometres west on US 50, then north, 25 kilometres on dirt roads.

R e g i o n a l    G e o l o g y

The Gold Bar properties lie in the Battle Mountain/Eureka structural mineral trend. They are underlain by a complexly folded and imbricately thrusted sequence of Paleozoic shelf carbonates and deeper water shales and cherts. The Paleozoic rocks are unconformably overlain by a thick sequence of undifferentiated Tertiary volcanics and sediments. Recent pediment gravels fill the valleys.

Primary regional structures are northwest trending strike-slip and dextral wrench faults. These are associated with north-northwest trending dextral synthetic faults, north trending normal faults, northeast trending sinistral antithetic faults and east-west trending compressional faults.

P r e v i o u s    W o r k    a t    G o l d   B a r

The Gold Bar property has no record of historic production prior to exploration by Atlas in 1983. Production began at the Gold Bar pit in 1987 and continued until the mine closed in 1994. A total of 7,514,600 tons grading 0.074 opt gold were produced. Recoveries averaged 87 per cent, resulting in production of 485,000 ounces of gold.

During their work in 1983 to 1994, Atlas completed mapping, geochemistry, geophysics and drilling. These programs resulted in the discovery or optioning of mineralization at Gold Bar, Gold Pick, Goldstone, Gold Canyon, Gold Ridge, Cabin Creek, Pot Canyon and Hunter. Open pit mining was carried out at all but Pot Canyon and Hunter. The Gold Bar and Gold Canyon areas currently comprise the Corporation’s Gold Bar Properties.

In late 1994, Atlas entered into an agreement with Homestake on the southern and northern claims areas. Homestake drilled 26 holes totalling approximately 7,282 metres (23,890 feet) and completed geological mapping, geochemistry and geophysics.

In 1995, Atlas signed an agreement with Granges who completed mapping, geochemistry, geophysics and the drilling of 33 holes totalling 7,314 metres (24,980 feet).

In 1997, Barrick optioned most of the Atlas claims. They completed a program of mapping, geochemistry and geophysics. Fifty holes were drilled in 1997 and a further 33 holes in 1998 totalling 10,796 metres (35,420 feet).

Historic in situ resources remaining at the Gold Bar property as calculated by Atlas are as follows:

  3.6 million tons (3.3 million tonnes) grading 0.100 ounce per ton (3.4 g/t) gold in the Gold Bar Deposit;
  2.5 million tons (2.3 million tonnes) grading 0.056 ounce per ton (1.9 g/t) gold in the Gold Canyon deposit.

Granges calculated a geological resource in 1996 for the newly discovered Millsite Deposit of 1.626 million tons (1.475 million tonnes) grading 0.091 opt (3.1 g/t) gold containing approximately 150,000 ounces of gold. These resources were calculated using 30.48 x 30.48 x 4.6 meters (100 x 100 x 15 foot) blocks with a 0.025 opt (0.86 g/t) gold cutoff and a 30.48 meter (100 foot) search radius.

These historic resource estimates are viewed by the Corporation as mineralized zones representing three-dimensional gold geochemical anomalies. These anomalies are used to focus the Corporation’s exploration efforts onto high-grade underground mineable targets, versus the previous emphasis of exploration which targeted low-grade bulk mineable mineralization.

C o r p o r a t i o n ’ s    W o r k    a t    G o l d   B a r

The vast data acquired by Atlas and other companies was compiled and converted into digital format to define areas of high-grade gold. These areas of interest were further evaluated to define drill targets. Several such areas have been noted to date near the Gold Bar pit, the Millsite target and the Gold Canyon pit.

The Corporation commenced the initial drill program at the Gold Bar Property in July, 2003. Minimal site preparation was required as the drill pad will be located near the bottom of the main pit where access along haul roads is excellent.

This initial drill program was designed to provide preliminary information concerning stratigraphy, alteration and possible gold mineralization in the Roberts Mountains Formation at the intersection of mineralized structures. These structures, known as 'feeder structures', were the plumbing system for the upward migration of gold bearing fluids that formed the Gold Bar ore deposit. These structures have been mapped at the surface, in the open pit, and have been encountered in exploration drilling. The targeted Roberts Mountains Formation is the most favourable host rock for Carlin-type gold deposits and is known to exist in the Main Gold Bar Pit area at depths of approximately 700 metres. The target deposit would occur where the feeder structures intersect the Roberts Mountains Formation, and would be a high grade, deep Carlin type deposit.

The Stage 1 Exploration Program at the Gold Bar project has been completed, in part consisting of data entry and processing of over 11,000 individual blast hole assays from the Gold Bar Main Pit area. These high-density gold data serve to refine the location of feeder structures and have been incorporated with structural, geological and exploration drilling data into 2-D and 3-D models.

To date the drill hole, BZGB-01, has been drilled to a depth of 4,200 feet by reverse circulation drilling and has returned geochemically anomalous gold, silver and arsenic mineralization over much of its length. A total of 2,020 feet throughout the hole is anomalous with respect to gold (averaging 20 ppb gold), which represents nearly half of the hole (48 per cent). A total of 1,835 feet throughout the hole is anomalous with respect to arsenic (averaging 42 ppm arsenic), which represents nearly half of the hole (44 per cent). A total of 660 feet throughout the hole (16 per cent of the hole) is anomalous with respect to silver, averaging 288 ppb silver. Gold, silver and arsenic are considered the most important indicator elements for gold for this target deposit type. These broad, low level anomalies are very encouraging, and are thought to represent leakage of mineralizing hydrothermal fluids out from the target feeder fault system. At the bottom of the hole a visible increase in fracturing and alteration was encountered in the Lone Mountain Dolomite indicating close proximity to the targeted Roberts Mountains Formation. At 4,200 feet the capacity of the reverse circulation drilling rig had been reached and a decision was made by the Corporation to continue the drilling with a core drilling rig. In the process of extracting the drill rods, a drilling contractor error caused 700 feet of drill steel to be lost, dropping to the bottom of the hole. The hole is otherwise intact to an approximate depth of 3,500 feet and will be re-entered with a core drilling rig and drilled to the targeted Roberts Mountains Formation.

Drilling services were provided by Lang Exploratory Drilling of Elko, Nevada. The drilling and assaying were conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101. A downhole surveying contractor under direct supervision of the Corporation’s personnel preformed downhole surveys. The samples were bagged, labelled and tied at the drill site. Reference samples for each interval were collected and stored in plastic chip trays. Geologic information was recorded on standardized logging forms which included color, rock type, alteration, mineral species and abundance. Samples were collected on 5 foot (1.5m) or 10 foot (3m) intervals, depending on rock type. The samples were picked up from the drill site by American Assay Laboratories (AAL) in Sparks, Nevada. AAL is ISO /IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP). Drill cuttings were dried, crushed to -10 mesh, split to 1,000 grams, pulverized to -150 mesh, split to 250 - 300 gram pulps, fire assayed for gold and silver using one assay ton fire assay with gravimetric finish. Drill rig duplicates, standards, and blanks were submitted to additional labs for verification. A total of 443 drill samples were sent for fire assay, and an additional 24 duplicate, standard and blank assays were performed. Composite samples comprising the entire hole were analyzed for trace element geochemistry using ICP on a total of 275 samples.

Upon American Nevada deciding not to exercise its option, the Corporation decided to continue drilling. A core drilling rig will be mobilized, as soon as a rig and crew are available, to re-enter and complete drill hole BZGB-01. A geophysical survey is currently being commissioned to supplement target definition.

A new area of potential mineralization has been acquired by staking, adjacent to the existing property boundary. This roughly 600 acre tract has been mapped and contains potentially favourable structural and stratigraphic targets and will be included in the geophysical survey.

Technology Database

In addition to the Bonanza projects acquired in late 2000, the Corporation acquired the proprietary database and metallogenic study owned by Bonanza Exploration. The software used to manage and analyse these regional exploration data is the Arcview Geographical Information System (GIS). The GIS is a two-dimensional environment, and is useful on a regional scale and on a project scale for surface information such as surface geochemistry and geologic mapping. The database includes basically all publicly available data published in digital form, including geology, structure, land/legal, physiographic, geochemical and geophysical data on the Bonanza Properties and on other mining properties in Nevada.

The proprietary databases include a seven-volume set of large 3-ring binders describing in detail 44 operating major mines in Nevada. This database is part of the GIS database, and allows vetting of exploration concepts against known deposits, and the generation of structural models for gold deposits. Public data augment these detailed mine data, thus over 100 mines are represented in the database, representing a comprehensive view of nearly all important modern mines in Nevada. Another comprehensive proprietary database describes 571 modern gold resources in Nevada. Essentially all of the historic underground high grade mines in Nevada comprise another proprietary database. Over 1,430 old mines in Nevada produced gold as the primary product. Nearly 4,000 historic mines comprise the database, many of which produced some gold in addition to other metals. Numerous other proprietary geochemical and structural databases have been developed by the Corporation.

The GIS database was used by the Corporation to unravel the geologic history of the Great Basin during and prior to the time of the formation of gold deposits. The structural interpretation of the western North American continental margin over the past 100 million years predicts detailed relationships between local structure and gold deposits. An exhaustive review of the mine-scale structure and gold mineralization supports the continental structural interpretation developed by the Corporation’s personnel. The Corporation’s metallogenic study is a study of the formation of gold deposits in the Great Basin. The study is a predictive tool for prospecting and the evaluation of properties.

All of the Corporation’s projects have been modelled using the three-dimensional environment of the Vulcan mine planning software program prior to drilling. All surface and subsurface data are entered into Vulcan to guide drilling programs. Surface data generally include topography, air photo images, sampling results, mapping, etc. Subsurface data include (where available) existing drill data, mapping and sampling data from existing underground workings, and extrapolations of the surface data. In the Vulcan three-dimensional environment, precise drill plans are generated by working with the actual surface and subsurface data.

Once drill targets have been drawn from the three-dimensional model, Vulcan provides a report containing surface co-ordinates and elevation of the drill collar, along with bearing, inclination and total depth. This approach provides the accurate drilling plans required to efficiently explore high grade gold bearing vein systems.

RISK FACTORS

Investment in the Units offered under this Offering Document involves a significant degree of risk. Prospective investors should carefully review the following factors, together with other information contained elsewhere in this Offering Document.

Risks of this Offering in Particular

A d d i t i o n a l    F u n d i n g    R e q u i r e m e n t s

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. At present, none the Corporation’s properties have a known body of commercial ore. As a mining company in the development stage, the future ability of the Corporation to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Corporation’s ability to raise such funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of gold and the marketability of securities of speculative exploration and development mining companies. Presently, trends in gold prices and in investor demand for securities of speculative exploration and development mining companies appears positive.

The development of any ore deposits found on the Corporation's exploration and development properties depends upon the Corporation's ability to obtain financing through any or all of equity financing, debt financing, the joint venturing of projects or other means. There is no assurance that the Corporation will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Corporation to forfeit its interest in such properties and reduce or terminate its operations.

Risks of the Business

G e n e r a l

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Corporation's not receiving an adequate return on invested capital.

E x p l o r a t i o n    a n d    D e v e l o p m e n t    R i s k s

There is no certainty that the expenditures to be made by the Corporation in the exploration and development of its properties will result in discoveries of mineralized material in commercial quantities. Most exploration and development projects do not result in the discovery of commercially mineable ore deposits. Mining operations generally involve a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The business of gold mining is subject to a variety of risks such as industrial accidents, flooding, environmental hazards such as fires, technical failures, labour disputes and other accidents at the mine facilities. Such occurrences, against which the Corporation cannot, or may elect not to, insure, may delay production, increase production costs or result in liability. The payment of such liabilities may have a material adverse effect on the Corporation's financial position.

M i n e r a l    P r i c e s

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Corporation may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the United States dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.

O p e r a t i n g    H i s t o r y

The Corporation has no history of earnings. The Corporation has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Corporation is through the sale of its equity shares or by way of loans. While the Corporation may generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that any such funds will be generated.

E n v i r o n m e n t a l    R e g u l a t i o n

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations, or its ability to develop its properties economically. Before production may commence on any property, the Corporation must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Compliance with environmental and other regulations may reduce profitability, or preclude economic development of a property entirely.

C o m p e t i t i o n

The resource industry is intensely competitive in all of its phases, and the Corporation competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Corporation’s ability to acquire suitable producing properties or prospects for exploration in the future.

T i t l e    M a t t e r s

In those jurisdictions where the Corporation has property interests, the Corporation makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Corporation is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to the Corporation’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

D e p e n d e n c e o n    K e y    P e r s o n n e l

The success of the Corporation and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key personnel. The loss of their services to the Corporation may have a material adverse effect on the Corporation.

D i l u t i o n    t o    S h a r e h o l d e r s

There are a number of outstanding securities and agreements pursuant to which Common Shares of the Corporation may be issued in the future. If these Common Shares are issued, this will result in further dilution to the Corporation’s shareholders. See “Options to Purchase Securities of the Corporation”.

S e c u r e d    C r e d i t o r

The Corporation has a secured loan from Brascan Financial Corporation and if the Corporation breaches the terms of the loan agreement, Brascan will be entitled to exercise its rights under the various security documents against the assets of the Corporation, including Copperstone, and if such assets were seized and sold on a “forced sale” basis there might be insufficient proceeds to pay the creditors of the Corporation.

C o n f l i c t s    o f    I n t e r e s t

Certain of the directors of the Corporation are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Corporation, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In the appropriate cases the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.

CORPORATE INFORMATION

The Corporation is authorized to issue 400,000,000 Class “A” common voting shares without par value (referred to herein as “Common Shares”) and 100,000,000 Class “B” preferred shares without par value, issuable in series (referred to herein as “Preferred Shares”) , of which 3,000,000 have been designated as Series “A” Preferred Shares which are convertible and redeemable. As at the date hereof, there were 118,968,093 Common Shares issued and outstanding and there were no Preferred Shares issued.

Common Shares

Each Common Share entitles the holder to one vote on all matters to be voted on by the holders of Common Shares, and to receive such dividends as may be declared. Each Common Share also carries the right to participate rateably in the remaining property of the Corporation on any liquidation, dissolution or winding up.

Preferred Shares

The Preferred Shares of the Corporation are non-voting except in certain exceptional circumstances. They may be issued from time to time in one or more series, each consisting of a number of Preferred Shares as determined by the board of directors of the Corporation. The board of directors of the Corporation also may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares. The Preferred Shares of each series shall, with respect to payment of dividends and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preferred Shares of every other series and shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares.

Brascan Loan

In connection with the acquisition of the remaining 75 per cent interest in the Copperstone mining property subject only to the existing lease and royalty arrangements, the Corporation received a loan of US$1,100,000 from Trilon Financial Corporation, now called Brascan Financial Corporation, fully secured against the assets of the Corporation (the “Brascan Loan”) with interest accruing at the base rate for the Canadian Imperial Bank of Commerce for US dollar loans made by the Bank of Canada, and to be paid monthly. Under the terms of the agreement with Brascan, the Brascan Loan is repayable in two equal instalments of US$550,000 on March 4, 2003 (paid) and March 4, 2004, and in addition the Corporation has agreed to cause all proceeds, net of reasonable commissions and legal and other expenses related to such transaction, of any issuance of securities of the Corporation in excess of the aggregate sum of US$1,000,000 received by the Corporation at any time during which the loan is outstanding, to be immediately paid to Brascan on a preferential basis. Of the current offering, an estimated $135,000 (maximum offering) or $97,000 (minimum offering) will be paid to Brascan.

DIRECTORS, OFFICERS PROMOTERS AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Directors and Officers

The following are the names and municipalities of residence of all directors, officers and promoters of the Corporation, their positions and offices with the Corporation and their principal occupations during the last five years:

Name and Municipality of Residence	Current Positions and Offices Held	Principal Occupations During Last Five Years	Number and Percentage of Voting Shares Beneficially Owned, Directly or Indirectly, after Closing(1)
Brian P. Kirwin Reno, Nevada	President, Director & Chief Executive Officer	President and Chief Executive Officer of the Corporation since December 2000; President of Bonanza Gold Inc. June 2000 to December 2000; Vice President Exploration for Vengold Inc. from May 1996 to June 2000; from 1989 to April 1996 he was employed by Placer Dome Inc. in various capacities, most recently as Senior Evaluations Geologist in the Corporate Development Group from February 1994 to April 1996.	6,512,477 Percentage on Closing Maximum: 5.16% Minimum: 5.23%
Ian W. Telfer West Vancouver, B.C.	Director	Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. since October 2001; Vice Chairman and Chairman of itemus inc. from February 2000 to July 2001; President and Chief Executive Officer of Vengold Inc. from April 1993 to February 2000 and prior thereto President and founder of TVX Gold.	5,368,215 Percentage on Closing Maximum: 4.25% Minimum: 4.31%
Robert T. McKnight West Vancouver, B.C.	Director	Manager, Financial Services of AMEC Mining & Energy, September 2003 and President, Finisterre Holdings Inc. since July 2001; Vice President of Pincock Allen & Holt Ltd. from September 1998 to June 2001; Director and Principal of Endeavour Financial Corporation from February 1990 to November 1997 and prior thereto various senior corporate development roles with TOTAL CFP Group Minerals.	0 Percentage on Closing Maximum: 0% Minimum: 0%
Giulio T. Bonifacio Vancouver, B.C.	Executive Vice President, Director, Chief Financial Officer & Secretary	Executive Vice President and Chief Financial Officer of the Corporation since July 2001; Vice President, Finance and Secretary of itemus inc. from February 2000 to June 2001; Vice President, Finance, Treasurer and Secretary of Vengold Inc., from 1994 until February 2000 and prior thereto various senior financial roles with TOTAL CFP Group Minerals.	2,886,503 Percentage on Closing Maximum: 2.28% Minimum: 2.32%

Name and Municipality of Residence	Current Positions and Offices Held	Principal Occupations During Last Five Years	Number and Percentage of Voting Shares Beneficially Owned, Directly or Indirectly, after Closing(1)
Foster Wilson Reno, Nevada	Vice President, Corporate Development	Professional Geologist, Vice President, Corporate Development since May 2003; Consulting geologist 2000-2003; Former member of technical services group at Placer Dome Exploration 1990-1999; Former exploration geologist with Echo Bay Exploration 1985-1990.	220,250 Percentage on Closing Maximum: 0.20% Minimum: 0.198%
Catherine Tanaka Tsawwassen, B.C.	Assistant Corporate Secretary	Assistant Corporate Secretary of the Corporation since March 2003; Legal Assistant at Dorsey & Whitney LLP (Vancouver office) from August 2001 to March 2003; Manager of Corporate Affairs of itemus inc. from February 2000 to July 2001; Manager of Corporate Affairs of Vengold Inc. from 1998 to February 2000.	5,000 Percentage on Closing Maximum: 0% Minimum: 0%
(1) Assuming the sale of all the Units and prior to giving effect to the exercise of the Warrants and the Agent’s Option.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Management, there have been no directors or officers of the Corporation, or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, who is, or within the last 10 years before the date of this Short Form Offering Document, was a director or officer of any Corporation which, while that person was acting in that capacity:

(a)
was the subject of a cease trade order or similar order, or an order that denied the other Corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b)
became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Ian Telfer who was Vice Chairman of itemus inc., when it made an assignment into bankruptcy.

Penalties or Sanctions

To the knowledge of Management, there have been no directors or officers of the Corporation, or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, that have:

(a)
been subject to any penalties or sanctions imposed by any court relating to Canadian securities legislation or by any Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Individual Bankruptcies

To the knowledge of Management, there have been no directors or officers of the Corporation, or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, or a personal holding Corporation of any such person has, within the last 10 years before the date of this Short Form Offering Document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Principal Holders of Voting Shares

To the knowledge of the directors and senior officers of the Corporation, only the following person (including a corporation) beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation:

Name and Address	Number of Voting Securities	% of Outstanding Voting Securities
Goldcorp Inc. 145 King Street West, Suite 2700 Toronto, Ontario M5H 1J8	11,363,636	9.6% (1)

Note:
(1) Ownership interest increases to 10.4% on a fully diluted basis.

OPTIONS TO PURCHASE SECURITIES OF THE CORPORATION

Stock Options

The Corporation has granted incentive stock options to acquire an aggregate of 8,810,000 Common Shares of the Corporation as follows:

Holder	Number of Shares	Exercise Price	Expiry Date
Brian P. Kirwin	550,000	$0.15	December 22, 2005
Brian P. Kirwin	1,060,000	$0.10	March 4, 2007
Brian P. Kirwin	1,300,000	$0.17	December 6, 2007
Brian P. Kirwin	550,000	$0.31	February 24, 2008
Giulio T. Bonifacio	300,000	$0.15	December 22, 2005
Giulio T. Bonifacio	700,000	$0.10	March 4, 2007
Giulio T. Bonifacio	1,350,000	$0.17	December 6, 2007
Giulio T. Bonifacio	450,000	$0.31	February 24, 2008
Ian W. Telfer	500,000	$0.15	December 22, 2005
Ian W. Telfer	200,000	$0.10	March 4, 2007
Ian W. Telfer	500,000	$0.17	December 6, 2007
Foster Wilson	250,000	$0.15	December 22, 2005
Foster Wilson	250,000	$0.10	March 4, 2007
Foster Wilson	250,000	$0.17	December 6, 2007
Foster Wilson	100,000	$0.31	February 24, 2008
Maggie Graham	100,000	$0.17	December 6, 2007
Catherine Tanaka	150,000	$0.31	February 24, 2008
Robert McKnight	250,000	$0.29	May 9, 2008
TOTAL OPTIONS
OUTSTANDING	8,810,000

Warrants

The Corporation has granted share purchase warrants to acquire an aggregate of 36,326,702 Common Shares of the Corporation as follows:

Holder	Number of Shares	Exercise Price	Expiry Date
Brascan Financial Corporation	1,500,000	$0.13	March 4, 2004(1)
Various Holders (2)	15,995,870	$0.17	June 10, 2004
Various Holders	7,803,560	$0.17	October 18, 2004
Various Holders	11,027,272	$0.28	January 31, 2004
TOTAL WARRANTS OUTSTANDING	36,326,702

(1)
Brascan has an option (the “Option”) to extend the term of its warrant or any unexercised portion thereof for three additional one year terms beyond the original two year Expiry Date of its warrant, which Option may be exercised by Brascan by giving notice in writing to the Corporation to that effect at any time during the 30 day period (the “Option Period”) commencing prior to the then current Expiry Date of its warrant. If Brascan exercises the Option, the Corporation is required to deliver to Brascan a new warrant certificate, against surrender to the Corporation of the old warrant certificate, and obtain all necessary stock exchange approval relating to the new warrant. The new

Brascan warrant shall be on that same terms and conditions as the current Brascan warrant; provided that (a) as required by the Exchange, the exercise price of the new warrant will be the weighted average of the closing price of the Corporation’s Common Shares during the 10 day period commencing on the date that is no more than 30 days prior to the expiry date of the then current Brascan warrant, and (b) the term of the new Brascan warrant shall be one year subject to the renewal Option.

(2)
Pursuant to the Corporation’s public offering of Units in 2002, there are currently 15,334,600 common share purchase warrants listed for trading on the TSX Venture Exchange under the symbol BZA.WT. The balance of these warrants are non-transferable agent’s warrants.

Except for the stock options and share purchase warrants described above, there are no other outstanding options, warrants or other rights to purchase securities of the Corporation to which the Corporation is party.

SECURITIES OF THE CORPORATION HELD IN ESCROW

In accordance with the policies of the Exchange, upon the Corporation graduating to Tier 1 on March 12, 2003, all of its escrowed shares were released.

PARTICULARS OF ANY OTHER MATERIAL FACTS

The Corporation is not aware of any actual or pending material legal proceedings to which the Corporation is or is likely to be party or of which any of its business or property is or is likely to be subject. There are no other material facts that the Corporation is aware of at this time. The directors and officers of the Corporation conduct investor relations activities personally and do not have any arrangements with third party investor relations firms.

CONTRACTUAL RIGHTS OF ACTION

If this Offering Document, together with any Subsequently Triggered Report contains a “misrepresentation” as that term is defined in the BC Act or the Alberta Act, as applicable, and it was a misrepresentation on the date of investment, the purchaser will be deemed to have relied on the misrepresentation and will have a right of action, either for damages against the Corporation and its directors, and every person, except the Agent, who signed the Offering Document, (the “Corporation’s Representatives”) or alternatively for rescission of the agreement of purchase and sale for the securities. In any such action, parties against whom remedies are sought shall have the same defenses as are available in section 203 of the Alberta Act or section 131 of the BC Act, as applicable, as if the Offering Document were a prospectus.

A purchaser is not entitled to commence an action to enforce this right after the limitation periods as set out in Section 140 of the BC Act or Section 211 of the Alberta Act, as applicable, have expired.

The contractual rights provided herein are in addition to and without derogation from any other right the purchaser may have at law.

CONTRACTUAL RIGHTS OF WITHDRAWAL

An order or subscription for the securities offered under this Offering Document is not binding on a purchaser if the dealer from whom the purchaser purchased the security (or the Corporation if the purchaser did not purchase the security from a dealer), receives, not later than two business days after the receipt by the purchaser of the Offering Document and any Subsequently Triggered Report, written notice sent by the purchaser evidencing the intention of the purchaser not to be bound by the agreement.

The foregoing right of withdrawal does not apply if the purchaser is a member of a “professional group” as defined under Multilateral Instrument 33-105, Underwriting Conflicts, or any successor policy or instrument, or if the purchaser disposes of the beneficial ownership of the security (otherwise than to secure indebtedness) before the end of the withdrawal period.

The onus of proving that the time for giving notice of withdrawal has ended is on the dealer from whom the purchaser has agreed to purchase the security, or if the purchaser did not purchase from a dealer, such onus is on the Corporation.

CERTIFICATE OF THE CORPORATION

The foregoing, including the documents incorporated by reference, constitute full, true and plain disclosure of all material facts relating to the securities offered by this Offering Document. The standard for full, true and plain disclosure is the same as that required for prospectuses by the Securities Act (British Columbia) or the Securities Act (Alberta), as applicable, and the regulations thereunder.

(signed)	Brian P. Kirwin	(signed)	Giulio T. Bonifacio
	President and		Executive Vice President and
	Chief Executive Officer		Chief Financial Officer

On behalf of the Board of Directors

(signed)	Ian W. Telfer	(signed)	Robert T. McKnight
	Director		Director

DATED: October 6, 2003

CERTIFICATE OF THE AGENT

We have reviewed this Offering Document and the information it incorporates by reference. Our review consisted primarily of enquiry, analysis and discussion related to the information supplied to us by the Corporation and information about the Corporation in the public domain.

We have not carried out a review of the type that would be carried out for a prospectus filed under the Securities Act (British Columbia) or the Securities Act (Alberta), as applicable. Therefore, we cannot certify that this document and the information it incorporates by reference constitutes full, true and plain disclosure of all material facts relating to the Corporation and the securities offered by it.

Based on our review, nothing has come to our attention that causes us to believe that this Offering Document and the information that it incorporates by reference: (1) contains an untrue statement of a material fact; or (2) omits to state a material fact necessary to prevent a false statement or misleading interpretation of any other statement.

CANACCORD CAPITAL CORPORATION

Per:

(signed) Peter M. Brown

DATED: October 6, 2003